QuickLinks -- Click here to rapidly navigate through this document

Exhibit 10.10

        ***Text Omitted and Filed Separately
Pursuant to a Confidential Treatment Request
Under C.F.R. §§ 200.80(b)(4) and Rule 406
of the Securities Act of 1933, as amended.

MASTER CLINICAL RESEARCH AGREEMENT

        This Master Clinical Research Agreement ("Agreement") is entered into this 1st day of June, 2006 and is effective as of the 5th day of January, 2006, ("Effective Date") by and between NovaCardia, Inc. ("Sponsor"), a Delaware corporation with its principal place of business located at 12651 High Bluff Drive, Suite 200, San Diego, CA 92130, and Duke University, for and on behalf of its Duke Clinical Research Institute ("Duke"), a nonprofit, research, education and healthcare institution with offices at 2400 Pratt Street, Durham, North Carolina 27705 (individually, each a "Party" and together, the "Parties").

R E C I T A L S

        WHEREAS, Sponsor is engaged in the business of clinical research and development and may from time to time desire to engage other parties to participate in its clinical research; and

        WHEREAS, Duke may from time to time desire to participate in clinical research designed to determine the safety and/or efficacy of a drug or device in human subjects thereby advancing medical care (a "Study"); and

        WHEREAS, Duke has the facilities and the personnel with the requisite skills, experience and knowledge as an Academic Research Organization to undertake such research as a Coordinating Center for its Studies; and

        WHEREAS, Sponsor and Duke desire to enter into this Agreement to provide the terms and conditions upon which Sponsor may engage Duke to participate in Studies as may be mutually agreed between Duke and Sponsor; and

        WHEREAS, the Studies contemplated by this Agreement shall be of mutual interest and benefit to Sponsor and Duke, and shall further the instructional and research objectives of Duke in a manner consistent with its status as a nonprofit research, education and healthcare institution.

        NOW, THEREFORE, in consideration of the foregoing facts and the mutual covenants set forth herein, the Parties hereto agree as follows:

1.     Scope of Work.

        1.1.    Study Addenda.    The research to be conducted by Duke under this Agreement shall be mutually agreed by the Parties and set forth in one or more Study Addenda (each a "Study Addendum"). Each Study Addendum shall be in a form substantially like that attached hereto as Exhibit A and shall include detailed information concerning the given Study, including a description of the specific research to be conducted, project milestones and target completion dates (collectively, the "Scope of Work"), a detailed budget ("Budget"), and a schedule of payments related to the Scope of Work and Budget ("Payment Schedule"). Except as otherwise stated therein, each Study Addendum shall be subject to the terms and conditions of this Agreement. Each Study Addendum shall be signed by an authorized representative of each Party prior to initiation of any work under that Study Addendum. Nothing in this Agreement shall obligate either Party to enter into any Study Addendum. Duke agrees to use commercially reasonable efforts to perform its obligations as set forth in this Agreement and as set forth in each Study Addenda.

        1.2.    Transfer of Obligations.    Pursuant to 21 CFR § 312.52, this Agreement, the Study Addenda and the Appendices annexed hereto shall serve as the written description of the obligations of Sponsor being transferred to Duke under the terms and conditions hereof.

        1.3.    Study Chair(s)    The Studies governed by this Agreement shall each be under the direction of a"Study Chair" or "Co- Chairs", who will be named in the applicable Study Addendum. The Study Addendum shall also name a faculty member at Duke who will coordinate the clinical activities.

        1.4.    Principal Investigators and Participating Institutions.    Duke shall coordinate the Study at clinical sites conducting the Study ("Participating Institutions"). Duke shall enter into an agreement with each Participating Institution containing terms consistent with those in this Agreement and the applicable Study Addendum. Each such agreement shall name the investigator at such site with principal responsibility for the Study at such site (the "Principal Investigator"). Duke shall exercise all reasonable efforts to ensure that the data generated by the Participating Institutions shall be coordinated, analyzed and reported in an efficient and effective manner and in a format fully usable by Sponsor. Prior written approval by Sponsor of each Principal Investigator (and any replacement thereof) shall be required.

        1.5.    Supply and Use of the Study Material.    Sponsor shall provide Duke with sufficient amounts of any drug, device, placebo, or comparator drug or device to be investigated in a Study ("Study Material") to perform each Study on a timely basis. Duke agrees that the Study Materials shall be used only for the Study. Any unused Study Material remaining at the end of a Study shall be disposed of or returned to Sponsor, at Sponsor's expense and in accordance with Sponsor instructions.

        1.6.    Adverse Experience.    Duke shall promptly, in accordance with applicable laws and regulations, advise Sponsor of any adverse reactions or side effects occurring during the conduct of any Study that become known to Duke.

        1.7.    Approval of Subcontractors.    Duke may not subcontract any of the services under a Study Addendum without first obtaining NovaCardia's proper written consent. Duke will at all times be responsible for the compliance of its permitted subcontractors with the terms and conditions of an agreement between Duke and each subcontractor, which shall be consistent with the terms of this Agreement, and for timely fulfilling its obligations to such subcontractor.

2.     Inspections and Audits; Records.

        2.1    Regulatory Inspections.    Authorized representatives of Sponsor may, upon reasonable advance notice, and representatives of the U.S. Food and Drug Administration (the "FDA") or any other international health agency having regulatory authority over the subject matter of a Study Addendum may, at reasonable times, examine and inspect the facilities being used to conduct a Study, including the Participating Institutions, and review all records, procedures and other materials (including Case Report Forms ("CRFs")and subject medical records to the extent allowed by the informed consent document or other legal disclosure authorization) related to a Study, and have access to the Principal Investigator and the Participating Institutions to discuss a Study. If a Participating Institution is found deficient in any manner by Sponsor or Duke and reasonable efforts to correct the deficiency are ineffectual, Duke shall either terminate that Participating Institution's continued participation in the Study or take such corrective actions as may be agreed between Sponsor and Duke. It is further agreed that if Duke is notified that a Study is to be the subject of an audit, Duke shall promptly inform Sponsor. If a formal response to any audit is required, Duke agrees to permit representatives of Sponsor to review and comment on such response. Duke will promptly provide Sponsor with a copy of the results of any regulatory inspection involving the facilities being used to conduct a Study.

        2.2.    Compliance Audits.    Sponsor has the right to conduct on-site Study compliance audits of Duke and Participating Institutions, which such audits may be monitored by Duke, at mutually agreed upon times. Audits shall be at no additional cost to Sponsor, provided such audits are at mutually agreed intervals and do not significantly alter Duke's ability to meet any deadlines delineated in this Agreement or any Study Addendum. Sponsor may only request records or documents that are within the scope of the documents Duke or the Participating Institution are required to maintain under the obligations of this Agreement or Study Addendum.

        2.3    Review by Sponsor.    In addition to Sponsor's rights to review financial records under Section 4.7, Sponsor or Sponsor's representatives shall, upon reasonable notice to Duke, have access to and be permitted to review all documents, information, data and materials in the possession or control of Duke relating to the research conducted under any Study Addendum.

        2.4    Maintenance of Records.    Duke shall maintain all records for each Study, other than the financial records referenced in Section 2.3, until the later of: (a) [. . .***. . .] years following the date a New Drug Application or Biologics License Application is approved for the Study Drug that is the subject of any Study; or (b) [. . .***. . .] years after the Investigational New Drug Application for such Study Drug is terminated or withdrawn, but in any case no longer than [. . .***. . .] years after the end of a Study, at which time Duke will notify Sponsor to direct Duke to either destroy the records or return the records to Sponsor at Sponsor's expense. Duke shall not destroy any such records until it has obtained Sponsor's prior written permission to do so.

3.     Debarment.

        Duke hereby certifies that it has not been debarred under Article 306 of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §335a(a) or (b). In the event that Duke becomes debarred, Duke agrees to notify Sponsor immediately. Duke hereby certifies that it has not and shall not use in any capacity related to a Study the services of any individual, corporation, partnership, or association which has been debarred under Article 306 of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §335a(a) or (b). In the event that Duke becomes aware of or receives notice of the debarment of any individual, corporation, partnership, or association providing services to Duke which relate to the research conducted under this Agreement, Duke agrees to notify Sponsor immediately.

4.     Payment.

        4.1.    Amount.    Sponsor shall compensate Duke according to the Budget and Payment Schedule attached to each Study Addendum. Duke agrees its fees with respect to any Study will not exceed the corresponding Budget without prior written approval of Sponsor.

        4.2.    Payee.    Any payment due from Sponsor set forth in the Study Addendum shall be tendered in the form of a check payable to Duke University at one of the following addresses, or such alternative address as may be stated in a Study Addendum:

United States Postal Service:	express service:
Attn: Accounts Receivable General Accounting—9th Floor	Attn: Accounts Receivable General Accounting—9th Floor

***Confidential Treatment Requested

Duke Clinical Research Institute P.O. Box 17969 Durham, North Carolina 27715	Duke Clinical Research Institute 2400 Pratt Street Room 0311 Terrace Level Durham, North Carolina 27705

  Duke University's Tax ID Number is 56-0532129.

        4.3.    Delays.    In the event of Force Majeure (as defined in Section 21 herein) the Parties will negotiate in good faith with respect to cost increases or decreases to the Budget and Payment Schedule resulting from said Force Majeure.

        4.4.    Pass Through Expenses.    Any expenses listed as a pass through cost in the Budget or Payment Schedule attached to each Study Addendum shall be reimbursed at actual cost plus a [. . .***. . .]-percent ([. . .***. . .]%) pass through cost.

        4.5.    Payment of Invoices.    Unless otherwise set forth in a Study Addendum or Payment Schedule, Duke shall invoice Sponsor on a monthly basis for activities set forth in the applicable Budget. Sponsor shall be responsible for paying undisputed invoices within thirty (30) calendar days of receipt. Sponsor shall notify Duke of any disputed invoices within twenty (20) calendar days of receiving such invoice. Provided that Sponsor pays undisputed amounts as set forth above, Duke shall continue to conduct research during which time the Parties shall use commercially reasonable efforts to resolve the disputed amount. In the event that the Parties cannot resolve the disputed amount within twenty (20) calendar days of Duke receiving the invoice dispute notice from Sponsor, the matter shall be handled pursuant to Section 19 herein. Both Parties agree to continue good faith efforts to resolve the dispute prior to such stoppage of work.

        4.6.    Default.    Should Sponsor default on any of its payment obligations, other than with respect to amounts for which Sponsor has a bonafide dispute handled pursuant to Section 4.5, Sponsor shall pay to Duke reasonable attorneys fees plus all other reasonable expenses incurred by Duke in exercising any of its rights and remedies upon default.

        4.7.    Records Audit.    Duke will maintain true and complete financial records relating to the services provided hereunder. Sponsor and/or an independent accounting firm appointed by Sponsor, at Sponsor's sole expense, shall have the right to audit Duke's financial records relating to each Study during the time such Study is ongoing under this Agreement and for [. . .***. . .] years thereafter, provided, that any such audits shall be conducted upon reasonable advance notice to Duke and during Duke's normal business hours.

***Confidential Treatment Requested

5.     Modifications and Amendments.

        This Agreement or a Study Addendum may be amended from time to time upon the written agreement of the Parties. The Parties agree to exert good faith efforts to incorporate any revisions required by law, FDA or other international health authorities. Any changes to a Scope of Work or Budget and/or Payment Schedule in a Study Addendum after a Study Addendum is executed shall be incorporated into the Study Addendum by means of a change order ("Change Order"). Duke shall be under no obligation to commence work on any change to the Scope of Work until the Change Order is executed.

6.     Data.

        6.1    Clinical Data.    All clinical data, including CRFs and other information generated during a Study (the "Study Data") shall be recorded in a timely, accurate, complete and legible manner as further described in the applicable Study Addendum and shall be promptly and fully disclosed to Sponsor. Sponsor shall own all Study Data, which shall be freely usable by Sponsor. Sponsor shall ensure that Duke receives data transfers and/or a final data set of any Study Data developed and/or maintained by Sponsor or any third party in privity of contract with Sponsor, including but not limited to a pharmacy and/or randomization vendor, as required for Duke to fulfill its obligations and exercise its rights hereunder. Duke shall be free to maintain copies of all such materials and to use such materials for its own teaching, research, education, clinical and, subject to Section 9 of this Agreement, publication purposes, including the incorporation of such data into its common data registry of pooled data from multiple sources.

        6.2    Regulatory Filings.    Any and all findings and Study Data obtained as a result of a Study shall be communicated to Sponsor which shall be free to incorporate such findings in any regulatory filing concerning the Study Materials. Duke understands and agrees that it shall have no ownership, license or access rights in, or to, such regulatory filings solely based upon the inclusion of such findings and/or Study Data therein, nor shall Duke acquire any interest whatsoever in the Study Materials as a result of performing a Study.

7.     Inventions.

        7.1    Prior Inventions.    It is recognized and understood that certain existing inventions and technologies are the separate property of Sponsor or Duke and are not affected by this Agreement or any Study Addendum, and neither Party shall have any claims to or rights in such prior, separate inventions and technologies, or improvements thereto, except only to the extent required for the conduct of the Study.

        7.2    Title.    Inventorship of new inventions, developments, or discoveries arising out of the Study (hereinafter "Invention") shall be determined in accordance with U.S. patent law or by mutual agreement if the invention is not patentable. All rights, title and interest in and to any Invention that is not a Sponsor Invention, as defined below, shall be based upon inventorship, with Sponsor holding sole title to any Invention made solely by Sponsor personnel, Duke holding sole title to any Invention made solely by Duke personnel, and the Parties holding joint title to any Invention made jointly by their personnel during the conduct of a Study conducted under a Study Addendum. Duke shall promptly disclose to Sponsor in writing on a confidential basis any Invention made solely by Duke personnel or jointly with Sponsor personnel. Sponsor shall promptly disclose to Duke on a confidential basis any Invention jointly made by Sponsor personnel together with Duke personnel.

        7.3    Sponsor Inventions.    All rights, title and interest in and to any Invention arising out of the Study and representing a reduction to practice of Sponsor's documented prior conception shall be owned solely by Sponsor ("Sponsor Invention"). Sponsor shall reimburse Duke for any reasonable expenses incurred at Sponsor's request to secure title in Sponsor's favor, and/or legal protection for Sponsor, with respect to any such Sponsor Invention.

        7.4    Grant of Option.    Duke hereby grants Sponsor, without option fee other than the consideration of the Study sponsored herein and the reimbursement of all patent expenses related to the Invention incurred by Duke prior to and during the option period, an option to acquire an exclusive, worldwide, royalty- bearing license to Duke's rights to any Duke-owned Invention, or Duke's interest in any jointly developed Invention, which option shall extend for [. . .***. . .] after Sponsor's receipt of the applicable Invention disclosure. If Sponsor notifies Duke in writing of its exercise of the option within the option period, then the Parties will have [. . .***. . .] after such notice to negotiate in good faith a license agreement on commercially reasonable terms. If Sponsor does not exercise this option, or notifies Duke that it will not exercise this option, or if the Parties fail to sign a license agreement within said [. . .***. . .] negotiation period, then Sponsor shall no longer have any claim or interest in Duke's rights in the subject Invention, except that if the Parties are unable to reach agreement on licensing terms, then for a period of [. . .***. . .] after the negotiation period, Duke will not offer to license the Duke Invention to a third party on terms more favorable to the licensee than those last offered to Sponsor without first giving Sponsor [. . .***. . .] to accept such terms.

***Confidential Treatment Requested

        7.5    Reserved Rights.    Duke shall reserve the right to use any Invention licensed by Duke to Sponsor for Duke's research, educational, clinical and publication purposes.

8.     Confidential Information.

        8.1    Confidential Information.    Confidential Information shall mean all information provided by one Party to the other and clearly identified as "Confidential" by the transmitting Party at the time of disclosure. If such transmittal occurs orally, the transmitting Party shall promptly summarize such transmittal in writing, mark and identify it as confidential, and provide such record to the other Party within thirty (30) days after the date of disclosure. Specifically excepted from Confidential Information is all information that: (a) was previously known by the receiving Party; (b) is publicly disclosed except by breach of this Agreement either prior to or subsequent to the receiving Party's receipt of such information; (c) is rightfully received by the receiving Party from a third party without an express obligation of confidence; or (d) is independently developed by personnel of the receiving Party without use of or reliance upon Confidential Information of the other Party.

        8.2    Nondisclosure.    Subject to Section 9 of this Agreement, the receiving Party shall not disclose Confidential Information of the Disclosing Party to any third party without prior written authorization from the disclosing Party. This provision shall remain in effect for [. . .***. . .] years following the termination of the Study Addendum under which the Confidential Information was disclosed.

        8.3    Subject Information.    Each Party shall be provided with subject information as allowed by law and the subject consent and authorization documents and shall maintain the confidentiality of all such subject information, unless specifically required to disclose such information by law.

        8.4    Legally Required Disclosure.    Nothing set forth herein shall operate to prohibit or prevent a Party from disclosing Confidential Information pursuant to any judicial or government request, requirement or order, provided that the disclosing Party (a) takes reasonable steps to provide the other Party with sufficient prior notice in order to allow the other Party to contest such request, requirement or order and (b) reasonably cooperates with such efforts of the other Party.

        8.5    Use of Name.    No Party shall use the name, trademarks, logos, physical likeness or other symbol of any other Party, or its employees, for any marketing, advertising or public relations purposes without the prior written consent of the affected Party.

***Confidential Treatment Requested

9.     Publications.

        Sponsor recognizes the importance of communicating medical research and scientific data and its obligations to subjects enrolled in a Study. Upon initiation of any Study hereunder, Sponsor will appoint a publications committee (the "Publications Committee") in accordance with the Publications Committee charter example attached hereto as Exhibit C. Sponsor shall register any Study conducted under this Agreement, if applicable, with www.clinicaltrials.gov, or an equivalent registry compliant with the requirements of the International Committee of Medical Journal Editors.

10.   Certifications.

        10.1.    No Inconsistent Obligations or Constraints Upon Duke.    Duke certifies that it is qualified and permitted to enter into this Agreement and that the terms of this Agreement are not inconsistent with its other contractual arrangements. Duke further certifies that it is not constrained by any existing agreement in providing complete disclosures to Sponsor concerning obligations to be performed under this Agreement.

        10.2.    Due Authorization.    Each Party certifies that (a) it has full power and authority to enter into this Agreement, (b) this Agreement has been duly authorized, and (c) this Agreement is binding upon it.

        10.3.    No Pending Litigation; FDA Warnings.    Duke certifies that: (a) to Duke's knowledge (after reasonable inquiry), the Duke Clinical Research Institute is not currently involved in any litigation, and Duke is not aware of any pending litigation proceedings, in either case relating to Duke Clinical Research Institute's role in the conduct of any clinical trial for any third party; and (b) to Duke's knowledge (after reasonable inquiry), the Duke Clinical Research Institute has not received any warnings from the FDA (or any equivalent oversight body in any country other than the United States) relating to services it has provided to third parties during the conduct of a clinical trial.

11.   Medical Care Costs.

        Sponsor shall be responsible for any emergent subject medical care costs that are a direct result of a subject's participation in a Study that are not covered by third party payers and that are not the result of negligence, recklessness, failure to follow the applicable Study Addendum or any willful malfeasance by Duke or any Principal Investigator or Participating Institution.

12.   Indemnification.

        12.1    Indemnification by Sponsor.    Sponsor agrees to indemnify, hold harmless and defend Duke, its trustees, officers, employees, and agents (collectively, "Duke Indemnitees"), from and against any and all claims, suits, losses, damages, costs, fees, expenses (including reasonable attorneys' fees), and other liabilities (the "Liabilities") suffered as a result of third party claims, both government and non government, to the extent resulting from or arising out of this Agreement or any Study Addendum carried out pursuant to this Agreement. Notwithstanding the forgoing, Sponsor shall not be liable to the extent the Liabilities result from (i) Duke's failure to obtain applicable prior approvals, including without limitation prior approval of an Institutional Review Board ("IRB") in accordance with the IRB's approved procedures; (ii) a failure by any of the Duke Indemnitees to follow the Study Addendum, or any other written instructions from Sponsor in any material respect, or to comply with federal, state, local or international health authority law or regulation in connection with the applicable Study; or (iii) negligence or willful misconduct in connection with a Study on the part of any Duke Indemnitee. For the avoidance of doubt, it is expressly understood that Principal Investigators and Participating Institutions are not Duke Indemnitees as defined herein.

        12.2    Indemnification by Duke.    Duke agrees to indemnify, hold harmless and defend Sponsor, its directors, officers, employees, and agents (collectively, the "Sponsor Indemnitees"), from and against any and all Liabilities suffered as a result of third party claims, both government and non-government, to the extent the Liabilities result from (i) Duke's failure to obtain applicable prior approvals; (ii) a failure by any Duke Indemnitees to follow the Study Addendum, or any other written instructions from Sponsor in any material respect, or to comply with federal, state, local or international health authority law or regulation in connection with the applicable Study; or (iii) negligence or willful misconduct in connection with a Study on the part of any Duke Indemnitee. Notwithstanding the forgoing, Duke shall not be liable to Sponsor under this Section 12.2 in the event of Sponsor's breach of this Agreement or a Study Addendum, or the negligence, or willful misconduct in connection with a Study on the part of any Sponsor Indemnitee.

        12.3    Indemnification Process.    Each Party's agreement to indemnify, hold harmless and defend under this Article 12 is conditioned upon the indemnified party: (a) providing written notice to the indemnifying Party of any claim, demand or action arising out of the indemnified activities promptly after the indemnified party has knowledge of such claim, demand or action, (b) permitting the indemnifying Party to assume full responsibility and authority to investigate, prepare for and defend against such claim, demand or action, (c) assisting the indemnifying Party, at the indemnifying Party's reasonable expense, in the investigation or, preparation for and defense of any such claim and demand, and (d) not compromising or settling such claim, demand or action without the indemnifying Party's prior written consent. The indemnifying Party shall not enter into a settlement agreement that admits fault on the part of any indemnified party without prior written permission, such permission not to be unreasonably withheld. Notwithstanding the foregoing, the payment of cash shall not in and of itself constitute an admission of fault.

        12.4    Indemnification for Participating Institutions and Principal Investigators.    Sponsor agrees to indemnify, defend and hold harmless Participating Institutions and Principal Investigators, and their employees, officers, directors and agents from any claims, demands, losses, costs or expenses (including reasonable attorneys' expenses) arising as a direct result of a Study. The form of that indemnification shall, if requested by the Participating Institution, be in a document addressed from Sponsor to each Participating Institution participating in a Study. Any such form shall be approved in advance by Sponsor, and must be executed by Sponsor.

        12.5    Disclaimer of Warranty.    Duke and Sponsor understand and agree that the conduct of a Study is experimental in nature and that no warranty, either expressed or implied, is made regarding the results of any research conducted under a Study Addendum.

13.   Insurance.

        The Parties hereto warrant that they shall maintain during the term hereof policies of liability insurance with minimum coverage as follows:

        13.1    As to Sponsor:    Sponsor represents that it carries Commercial General Liability Insurance of not less than three million dollars ($3,000,000) per occurrence combined single limit and three million dollars ($3,000,000) annual aggregate. Sponsor represents that it carries Products and Completed Operations Liability Insurance of not less than five million dollars ($5,000,000) per occurrence combined single limit and five million dollars ($5,000,000) annual aggregate. If such insurance or program of self-insurance is written on a claim-made form, coverage shall survive for a period of not less than three (3) years following termination of this Agreement. Coverage shall provide for a retroactive date of placement coinciding with or prior to the Effective Date. Sponsor agrees to furnish to Duke a certificate of insurance or evidence of self-insurance reasonably acceptable to Duke indicating the required coverage upon receipt of written request therefor from Duke.

        13.2    As to Duke:    Duke represents that it carries Comprehensive Form General and Professional Liability Insurance with limits of not less than three million dollars ($3,000,000) per occurrence combined single limit and ten million dollars ($10,000,000) annual aggregate. If such insurance or program of self-insurance is written on a claim-made form, coverage shall survive for a period of not less than three (3) years following termination of this Agreement. Coverage shall provide for a retroactive date of placement coinciding with or prior to the Effective Date. Duke agrees to furnish to Sponsor a certificate of insurance or evidence of self-insurance reasonably acceptable to Sponsor indicating the required coverage.

14.   Compliance with Law.

        Each Study shall be conducted in compliance with all applicable federal, state, local, international health authority and institutional laws, regulations and guidelines, including, without limitation, the Health Insurance Portability and Accountability Act ("HIPAA") of 1996, FDA regulations, International Conference on Harmonization guidelines, and all requirements imposed by legally constituted IRBs. The Parties agree to collect, use and disclose information with respect to any Study subject only in accordance with the informed consents and legal disclosure authorizations obtained from such Study subject as part of the Study, unless otherwise required by law.

15.   Term.

        Term.    The term of this Agreement shall commence as of the Effective Date and terminate upon the later of five (5) years from the Effective Date or completion of all research pursuant to all Study Addenda hereto, unless terminated sooner in accordance with the terms herein.

16.   Termination.

        16.1    Termination of Study Addendum by Sponsor.    Any Study Addendum may be terminated by Sponsor for good cause upon ninety (90) days written notice to Duke. Good cause shall include, without limitation, identification of any medical risk to Study subjects, a showing that the Study Drug is not effective, receipt of notice of regulatory action by the FDA (or any equivalent oversight body in a country other than the United States) terminating or suspending a Study.

        16.2    Suspension of Work.    Any Study may be suspended at any time by Sponsor or any governmental agency if, in the good medical judgment of Sponsor or any governmental agency, it is determined to be medically appropriate to do so.

        16.3    Termination for Breach.    This Agreement or any Study Addendum may be terminated by either Party if the other Party materially breaches this Agreement and fails to cure the breach within thirty (30) days after receipt of written notice from the non-breaching Party, specifying in detail the nature of such breach.

        16.4    Effects of Early Termination of Agreement or Study.

        (i)    The Parties' Transition Obligations on Early Termination. Both Duke and Sponsor recognize that early termination of this Agreement or any Study Addendum requires coordination between the Parties to ensure subject safety, continuity of treatment if appropriate, compensation for activities conducted and expenses incurred by Duke in furtherance of this Agreement or the Study Addendum, and compliance with all applicable regulations. Upon notice of early termination of this Master Agreement or any Study Addendum hereto, the Parties shall cooperate to provide for an orderly cessation of the Study upon the effective date of termination stated in the notice of termination (the "Termination Date"). Each Party further agrees to take no action or forego taking action if such action or forbearance would in any manner jeopardize subject safety or violate or cause the other Party to violate any applicable laws. In addition, Duke shall conduct such research activities as are reasonably necessary, and requested by Sponsor, in connection with the orderly wind-down of the Study or the transfer of Duke's responsibilities to Sponsor or its designee.

        (ii)   Wind-down Plan Upon Early Termination. As soon as possible after its notice of termination is delivered to Duke or received by Sponsor, as applicable, Sponsor shall submit to Duke written instructions regarding the scope of research activities to be conducted by Duke in connection with termination of the Study. As soon as possible after receiving such instructions, Duke shall submit to Sponsor a wind-down, close out, or transfer plan (the "Plan") to accomplish the remaining tasks and activities identified by Sponsor's written instructions, and a budget for the remaining tasks and activities relating to the wind-down (the "Termination Budget"), with the final Plan and Termination Budget to be mutually agreed in writing. In no event shall the Termination Budget, together will amounts otherwise paid by Sponsor pursuant to the Budget, exceed the total amount payable to Duke under the Budget. Upon delivery or receipt of notice of termination, as applicable, Duke shall use commercially reasonable efforts to minimize the extent of expenses that will be incurred with respect to this Agreement or any Study Addendum, as applicable, including notification to Participating Institutions to suspend the enrollment of any further subjects in the applicable Study or Studies.

        16.5    Handling Data Upon Termination.    The Parties agree that the transfer of the Study Data and outstanding reports are critically important to both Parties. The Plan shall include the procedures and responsibilities of each Party including but not limited to the orderly collection of all subject data outstanding at participating sites and data analysis and entry of such data into the Study database and any manuscript resulting therefrom.

        16.6    Compensation Upon Termination.    Upon early termination of this Agreement or any Study Addendum hereto, Sponsor shall compensate Duke as follows:

  (a)
  Sponsor shall compensate Duke for activities and research actually conducted through the Termination Date at the per-unit compensation rates stated in the Study Addendum, including the number of whole and partial units completed by Duke through the Termination Date. If partial units have been completed, compensation shall be pro rata based upon the proportion of the activities/unit(s) actually completed by Duke prior to the Termination Date, as compared with the activities/units that would have been completed had the Study continued through its originally scheduled date of completion.

  (b)
  Reimbursement of foreseeable and customary expenses associated specifically with early termination shall be paid to Duke at the rate specified in the Study Addendum. Reimbursement of such expenses includes, but is not limited to: any irrevocable commitments, contemplated in the Budget, by Duke made in reliance upon timely completion of the Study and expenses associated with winding down the Study.

  (c)
  In the event of early termination hereunder, Sponsor shall compensate Duke for the cost of processing of any outstanding data collected, analyzed, and entered into the applicable database in accordance with the Plan and the Termination Budget ("Data Processing Costs"), provided, any such Data Processing Costs shall be at the same rate that Sponsor would have paid for such services had the Agreement not been terminated early.

        16.7    Termination Survival.    Notwithstanding any termination or expiration of this Agreement, or any Study Addendum hereto, Sections 2, 4, 6, 7, 8, 9, 11, 12, 13,14, 16, 17, 19, 25, 26 and 27 shall survive any termination of this Agreement.

17.   Notices.

        Any notice or other communication required or permitted under the Agreement shall be in writing and shall be given to the Parties at the addresses listed below, or such alternative address as may be provided by one Party to the other in writing:

If to Duke:
Office of Grants and Contracts Duke University Medical Center 107 Seeley G. Mudd Building—Box 3001 Durham, North Carolina 27710
with a copy to:
United States Postal Service:	Express overnight courier:
Contracts Group—9th Floor Duke Clinical Research Institute P.O. Box 17969 Durham, North Carolina 27715	Contracts Group—9th Floor Duke Clinical Research Institute 2400 Pratt Street Room 0311 Terrace Level Durham, North Carolina 27705 Phone (919) 668 8700
If to Sponsor:
NovaCardia, Inc. Attention: 12651 High Bluff Drive, Suite 200 San Diego, CA 92130 tel: (858) 509-0455 fax: (858) 509-0456

Such notices shall be deemed given upon personal delivery, or, three (3) days after the date of mailing, when sent by certified or registered mail, postage prepaid, or by overnight carrier.

18.   Relationship of the Parties.

        Duke's relationship to Sponsor under this Agreement, and any Study Addendum, shall be that of independent contractors and not agents, joint ventures, or partners of Sponsor. Neither Party hereto shall have, or shall represent that it has, any power, right or authority to bind the other Party hereto to any obligation or liability without express authorization from such other Party.

19.   Arbitration.

        The Parties agree to attempt to resolve promptly any dispute arising out of or relating to this Agreement by good faith negotiation; provided, however, if such attempts at dispute resolution shall fail, disputes relating to the terms and conditions of this Agreement shall be exclusively resolved, upon written request by either Party, by final and binding arbitration in a mutually agreed location, or a location chosen by the chair of the arbitration panel if the Parties cannot agree, pursuant to the commercial arbitration rules of the American Arbitration Association, in accordance with the following procedures:

  (a)
  The arbitration tribunal shall consist of three arbitrators. The Parties shall respectively nominate one arbitrator in the request for arbitration and one arbitrator in the answer thereto, and the two arbitrators so named will then jointly appoint a third arbitrator as chairperson of the arbitration tribunal.

  (b)
  The decision of the arbitration tribunal shall be final and binding upon the Parties hereto, and judgment upon such decision may be entered in any competent court for juridical acceptance of such an award and order of enforcement. Each Party hereby submits itself to the courts of the place of arbitration, but only for the entry of judgment with respect to the decision of the arbitrators hereunder.

20.   Similar Research.

        Nothing in this Agreement or a Study Addendum shall be construed to limit the freedom of Duke or its researchers who are participants under this Agreement, from engaging in similar research made under other grants, contracts or agreements with parties other than the Sponsor.

21.   Force Majeure.

        If either Party hereto shall be delayed or hindered in, or prevented from, the performance of any act required hereunder for any reason beyond such Party's direct control, including but not limited to, strike, lockouts, labor troubles, governmental or judicial actions or orders, riots, insurrections, war, acts of God, inclement weather or other reason beyond the Party's control (a "Disability") then such Party's performance shall be excused for the period of the Disability. Any Study timelines affected by a Disability may be extended for a period equal to the delay and any affected Budget may be adjusted to account for cost increases or decreases resulting from the Disability by mutual agreement of the Parties. The Party affected by the Disability shall notify the other Party of such Disability as provided for herein.

22.   Entire Agreement.

        This Agreement and Study Addenda attached hereto, if any, constitute the full and complete understanding of the Parties hereto with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect to such subject matter. In the event of a conflict between a Study Addendum and the terms in this Agreement, the provisions of the Study Addendum shall govern regarding that particular Study to the extent such conflict is explicitly referenced in such Study Addendum and the Study Addendum is said therein to govern. Any handwritten modifications to this Agreement or a Study Addendum shall be null and void unless such modifications are initialed by both Parties.

23.   No Waivers.

        No delay or omission by a Party hereto to exercise any right under this Agreement or a Study Addendum shall impair any such right or power or be construed to be a waiver thereof. A waiver by any of the Parties hereto of any of the covenants, conditions or agreements herein contained shall not be construed to be a waiver of any succeeding breach thereof or of any covenant, condition or agreement herein contained. No waiver or discharge of any provisions of this Agreement or a Study Addendum shall be valid unless it is in writing and is executed by the Party against whom such change or discharge is sought to be enforced.

24.   Severability.

        If a judicial determination is made that any of the provisions contained in this Agreement or a Study Addendum constitute an unreasonable restriction against a Party or are otherwise unenforceable, such provision or provisions shall be rendered void or invalid only to the extent that such judicial determination finds such provision or provisions to be unreasonable or otherwise unenforceable, and the remainder of this Agreement or a Study Addendum shall remain operative and in full force and effect.

25.   Headings.

        The headings contained in this Agreement do not form a substantive part of this Agreement and shall not be construed to limit or otherwise modify its provisions.

25.   Governing Law.

        The validity, interpretation and performance of this Agreement and Study Addenda shall be governed and construed in accordance with the laws of the State of New York without regard to choice of law rules.

26.   Financial Disclosure.

        Duke shall require the Principal Investigators and the other investigators engaged in the Study each individually to complete and return to Sponsor the Disclosure of Financial Interests and Arrangements attached hereto as Exhibit B ("Disclosure"). Each such Disclosure shall be executed by each Principal Investigator and any sub-investigators. Sponsor shall hold such Disclosures in confidence and shall only use such Disclosures as necessary to comply with FDA regulatory requirements set forth in 21 C.F.R. § 54. By completing the Disclosures, each Principal Investigator and the other investigators shall certify that the Disclosures supplied are truthful and accurate. Duke's failure to obtain Disclosures from any Principal Investigator or investigator engaged in a Study and return the Disclosure(s) to Sponsor shall be considered a material breach of this Agreement. Duke's agreement with each Participating Institution shall provide that if circumstances change during the Study, and the Disclosures submitted by the Principal Investigator and the other investigators engaged in the Study are no longer truthful and accurate, the Principal Investigator and/or the other investigators shall promptly submit to Sponsor updated Disclosure(s) reflecting the new circumstances.

27.   Assignment.

        Neither Party may assign this Agreement without the prior written consent of the other Party; provided, that Sponsor may assign this Agreement without Duke's consent in connection with the transfer or sale of all or substantially all of the business of Sponsor to which this Agreement relates, whether by merger, sale of stock, sale of assets or otherwise. Any attempted assignment of this Agreement not in compliance with this Section 27 shall be null and void. No assignment shall relieve either Party of the performance of any accrued obligation that such party may then have under this Agreement. This Agreement shall inure to the benefit of and be binding upon each Party signatory hereto, its successors and permitted assigns, subsidiaries and affiliates.

28.   Counterparts.

        This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, this Agreement is entered into as of the date first written above.

NovaCardia, Inc.		Duke University:
By:	/s/ illegible signature	By:	/s/ R. Sanders Williams
Title:	Sr. VP CLIN REG		R. Sanders Williams, MD Dean, School of Medicine
Date:	1 JUNE 2006	Date:	6/20/06

Exhibit A
Study Addendum #

Study Title:
Director of the Coordinating Center:	Protocol Number:

        This Agreement is entered into by and between Duke University ("Duke") and NovaCardia, Inc. ("Sponsor" or "NovaCardia") as an Addendum to the Master Clinical Research Agreement which was entered into by the parties effective            and to establish specific terms for the conduct of the above referenced study (the "Study").

1.     Scope of Work.

  Duke shall coordinate the Study at Duke, and at the other clinical sites participating in the Study in accordance with the Protocol (Appendix 1) and the Scope of Work (Appendix 2) which fully detail the research activities and responsibilities to be undertaken.

  The Director of the Coordinating Center at Duke shall direct and be responsible for Duke's activities in the Study. The Director of the Coordinating Center shall complete the Disclosure of Financial Interests form attached hereto as Appendix 5. The Director of the Coordinating Center at Duke for this Study shall be             , who by signing below acknowledges the terms and conditions of the Master Research Agreement and this Addendum.

2.     Study Materials.

  Sponsor shall provide such supplies for use in the Study as the parties may agree in writing. Sponsor represents that use of the material under the Study Protocol has been approved by the U.S. Food and Drug Administration for investigational use.

3.     Publications Committee.

  Publications arising from the Study shall be coordinated by a Publications Committee in accordance with Article 9 of the Master Clinical Research Agreement and the Publications Committee Charter attached hereto as Appendix 6.

4.     Payments.

  Sponsor agrees to reimburse Duke for expenses incurred in the conduct of the Study in accordance with the Budget and Payment Schedule (Appendix 3 and Appendix 4 respectively).

  Sponsor agrees to fund the research and pay Duke for all pass through expenses incurred in the conduct of the Study in accordance with the Budget and Payment Schedule. Sponsor agrees to pay all undisputed invoices received from Duke within thirty (30) days of receipt thereof in accordance with the terms of the Master Clinical Research Agreement.

5.     Transfer of Obligations.

  In accordance with 21 CFR § 312.52, Sponsor hereby transfers to Duke those obligations set forth in Exhibit B. Sponsor or its representative retains the responsibilities for IND safety reports pursuant to 21 CFR § 312.32, the responsibility for annual reports pursuant to 21 CFR § 312.33, the responsibility for discontinuing investigations pursuant to 21 CFR § 312.56(d) and the responsibility for informing investigators pursuant to 21 CFR § 312.55.

6.     Term.

  This Addendum shall become effective on                    (the "Effective Date") and shall continue in effect until completion of the Study or its earlier termination in accordance with the Master Clinical Research Agreement. The research shall be conducted during a            (    ) year period commencing on the effective date and concluding on or before            .

7.     Other:

  (As may be applicable to a particular Study including any necessary variations on the terms of the Master Research Agreement).

AGREED:

DUKE UNIVERSITY	NOVACARDIA, Inc.
By:	By:
R. Sanders Williams, MD	Printed Name:
Dean, School of Medicine
Title:
Date executed:	Date executed:

EXHIBIT C

DISCLOSURE OF FINANCIAL INTERESTS AND ARRANGEMENTS

        As a condition of participating as a clinical investigator in the protocol entitled, "            " (the "Study") sponsored by NovaCardia, Inc. ("NovaCardia"), please provide the appropriate information and responses to the following statements.

Name:
Title:
Organization/CRO:	Date:

Please mark the applicable checkboxes.

[ ]	None.
☐	I have financial arrangement(s) with NovaCardia in which the value of the compensation for conducting the Study could be influenced by the outcome of the Study.
☐
I have received or will receive from NovaCardia, previously and during the time of the Study and for one year after its completion, payment(s) of other sorts (e.g., grants to fund other ongoing research, compensation in the form of equipment not for the Study, retainer for ongoing consultation, or honoraria) that have a monetary value of more than $25,000. Such payment(s) exclude the costs of conducting the Study or other clinical studies.
☐	I have any proprietary interest(s) in the product tested in the Study.
☐
During the time of the Study and for one year after its completion, I will hold significant equity interest in NovaCardia. "Significant equity interest" means any (1) ownership interest, stock options or other financial interest whose value cannot be readily determined through reference to public prices; or (2) equity interest in a publicly traded corporation that exceeds $50,000.

        For those statements I have checked, details of the individual financial arrangements (if any) and interests are attached, along with a description of steps taken to minimize the potential bias of Study results by any of the disclosed arrangements or interests.

        NovaCardia agrees to treat as confidential all financial arrangements and interests attached to this Exhibit and to use such disclosure to meet the requirements placed on NovaCardia under 21 C.F.R. Part 54. Investigator acknowledges and agrees that NovaCardia may use such disclosure for this purpose. During the time of the Study and for one year after its completion, Investigator shall notify NovaCardia in writing of any change to the information provided in this Exhibit.

Signature:	Date:

EXHIBIT C

PUBLICATIONS COMMITTEE CHARTER

        The purpose of the Publications Committee pertaining to the Study shall be to further the communication of medical research and scientific data gathered in the Study.

        The composition of the Publications Committee shall be as follows, with NovaCardia selecting its representatives, Duke selecting its representatives and NovaCardia selecting all other representatives:

  •
  The two pivotal study co-chairs

  •
  Two representatives from Duke University

  •
  The European principal investigator

  •
  Two at-large investigators

  •
  Two representatives from NovaCardia

  •
  Duke University Statistician (non-voting)

        Notwithstanding the foregoing, if the nature of the Study so requires, NovaCardia and Duke may agree to change the composition of the Publications Committee. The co-chairs of the Publications Committee shall be one pivotal study co-chair and one representative of NovaCardia. NovaCardia may, in consultation with the Study co-chairs, fill any vacancies on the Publications Committee due to resignations or the removal of members by NovaCardia "for cause". Any replacement will retain the relative academic balance of the Committee.

        Decisions of the Publications Committee shall be made by consensus, and there shall be no restrictions on the topics or analytical approaches used in developing manuscripts, other than those imposed by the Publication Committee.

        The Publications Committee will act as an independent body of scientific and medical experts with the following responsibilities:

          1)    The Publications Committee shall review and approve analyses suggested by the investigators and participating institutions in the study.

          2)    The Publications Committee shall read and constructively critique all manuscripts that result from an approved analysis regarding the Study prior to submission for presentation or publication.

          3)    The Publications Committee shall consider each such manuscript proposal with due regard for the scientific merit of the proposed publication with the aim of promoting the dissemination of scientific and medical knowledge, and shall vote as to whether each such manuscript is appropriate for publication.

          4)    The Publications Committee shall require that all manuscripts approved by the Publication Committee conform to the Uniform Requirements for Manuscripts Submitted to Biomedical Journals guidelines of the International Committee of Medical Journal Editors (http://www.icmje.org) (the "Uniform Requirements"). The Publications Committee shall require that all publications give NovaCardia and NovaCardia's personnel appropriate credit for any direct contribution made by them, and shall acknowledge NovaCardia's support in all publications and presentations.

        The Publications Committee shall submit to NovaCardia, at least thirty (30) calendar days prior to submission for publication, each publication which has been approved by the Publications Committee. If NovaCardia determines that the proposed publication contains patentable subject matter which requires protection, NovaCardia may require the delay of such publication for an additional period of time not to exceed sixty (60) calendar days for the purpose of filing patent applications.

QuickLinks

  Exhibit 10.10